UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LEVERE HOLDINGS CORP.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G5462L 106

(CUSIP Number)

Martín Varsavsky Waisman-Diamond

PO Box 1093

Boundary Hall

Grand Caymans KY1-1102

Cayman Islands

(+1 (345) 949-8066)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G5462L 106	Schedule 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goggo Network GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,413,571
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,413,571

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,413,571(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,413,571 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105). Up to 937,500 of such shares of Class B ordinary shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised.

CUSIP No. G5462L 106	Schedule 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jazzya Investment SL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,859,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,859,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,480 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

(1)

Includes 2,859,480 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105).

CUSIP No. G5462L 106	Schedule 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martín Varsavsky Waisman-Diamond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,859,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,859,480

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,859,480 shares of Class B ordinary shares that can be converted to Class A ordinary shares at the time of, or after, the Issuer’s initial business combination, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253105).

CUSIP No. G5462L 106	Schedule 13D	Page 5 of 9 Pages

SCHEDULE 13D

This Schedule 13D is filed on behalf of Goggo Network GmbH (the “Sponsor”), Jazzya Investments SL and Mr. Martín Varsavsky Waisman-Diamond (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”) of Levere Holdings Corp., a Cayman Islands corporation (the “Issuer”), the principal executive offices of which are located at PO Box 1093, Boundary Hall, Cricket Square, Grand Caymans KY1-1102 Cayman Islands.

Item 2. Identity and Background.

(a) This statement is filed by:

(i) the Sponsor;

(ii) Jazzya Investments SL, a shareholder of the Sponsor; and

(iii) Martín Varsavsky Waisman-Diamond, the controlling shareholder of Jazzya Investments SL.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal office of the Sponsor is Axel-Springer-Strasse 65, 10888, Berlin, Germany. The address of the principal office of Jazzya Investments SL is Avenida de Bruselas 7, Alcobendas, Madrid, Spain. The business address of Mr. Martín Varsavsky Waisman-Diamond is Avenida de Europa 4 Bajo B, 28018 Alcobendas, Madrid, Spain.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of Jazzya Investments SL is to act as an investment holding company in which Mr. Martín Varsavsky Waisman-Diamond is an investor. He also serves as an officer and director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a German private limited liability company. Jazzya Investments SL is a Spanish limited liability company. Mr. Martín Varsavsky Waisman-Diamond is a Spanish citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated herein by reference.

The Sponsor and Jazzya Investments SL used their respective working capital to acquire the shares of Class B ordinary shares held by each entity.

CUSIP No. G5462L 106	Schedule 13D	Page 6 of 9 Pages

Item 4. Purpose of Transaction.

In connection with the incorporation of the Issuer, on January 19, 2021, an affiliate of the Sponsor subscribed for 7,187,500 Class B ordinary shares, par value $0.0001, for a total consideration of $25,000, or approximately $0.003 per share. On February 26, 2021, the affiliate of the Sponsor transferred 40,179 Class B ordinary shares to each of Ingo Hueck, Matthieu Pigasse and Bodo Uebber, an additional 4,464 Class B ordinary shares to an advisor of our sponsor, 250,000 Class B ordinary shares to Martín Varsavsky Waisman-Diamond, 140,000 Class B ordinary shares to Yasmina Fage-Lana Andrea, 178,571 Class B ordinary shares to Stefan Krause and 80,357 Class B ordinary shares to certain team members and advisors. These 773,929 Class B ordinary shares will not be subject to forfeiture in the event the underwriters’ over-allotment option is not exercised. On March 15, 2021, the affiliate of the Sponsor transferred to the Sponsor 6,413,571 Class B ordinary shares.

The Class B ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Martín Varsavsky Waisman-Diamond have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

Jazzya Investments SL is one of the shareholders of the Sponsor. Mr. Martín Varsavsky Waisman-Diamond is the Sponsor’s Co-Founder & CEO, the Chief Executive Officer of the Issuer and the controlling shareholder of Jazzya Investments SL. Mr. Martín Varsavsky Waisman-Diamond disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Insider Letter

CUSIP No. G5462L 106	Schedule 13D	Page 7 of 9 Pages

On March 23, 2021, in connection with the Issuer’s initial public offering (the “IPO”), the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor and each executive officer and director of the Issuer and such officers of an affiliate of the Sponsor and an advisor of the Sponsor have agreed to vote any Class A ordinary shares held by him, her or it in favor of the Issuer’s initial business combination; to facilitate the liquidation and winding up of the Issuer if an initial business combination is not consummated within 24 months; to certain transfer restrictions with respect to the Issuer’s securities; and to certain indemnification obligations of the Sponsor. The Issuer also has agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of the Sponsor.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Registration Rights Agreement

On March 23, 2021, in connection with the IPO, the Issuer, the Sponsor and certain security holders of the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides for customary demand and piggy-back registration rights for the Sponsor, and customary piggy-back registration rights for such other security holders, as well as certain transfer restrictions applicable to the Sponsor with respect to the Issuer’s securities, and, upon and following consummation of the Issuer’s initial business combination, the right of the Sponsor to nominate three individuals for election to the Issuer’s board of directors.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 23, 2020 (and is incorporated by reference herein as Exhibit 10.2).

CUSIP No. G5462L 106	Schedule 13D	Page 8 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	Insider Letter, dated as of March 23, 2021, by and between the Issuer, the Sponsor, each director and officer of the Issuer and certain officers of an affiliate of the Sponsor and an advisor of the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 23, 2021)

Exhibit 10.2.	Registration Rights Agreement, dated as of March 23, 2021, among the Issuer, the Sponsor and the holders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 23, 2021)

Exhibit 99.1	Joint Filing Agreement, by and among the Sponsor, Jazzya Investments SL and Martín Varsavsky Waisman-Diamond

CUSIP No. G5462L 106	Schedule 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date: March 29, 2021	GOGGO NETWORK GMBH

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond
	Title:	Chief Executive Officer

Date: March 29, 2021	JAZZYA INVESTMENTS SL

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond
	Title:	Director

Date: March 29, 2021	MARTÍN VARSAVSKY WAISMAN-DIAMOND

	By:	/s/ Martín Varsavsky Waisman-Diamond
	Name:	Martín Varsavsky Waisman-Diamond